UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

THE SPECTRANETICS CORPORATION

(Name of Subject Company (Issuer))

HEALTHTECH MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

84760C107

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

HealthTech Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,876,789,915	$217,519.95

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by The Spectranetics Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $38.50, the tender offer price, by (b) the sum of (i) 43,848,089, the number of issued and outstanding shares of Company common stock (including 82,103 shares of Company common stock subject to issuance pursuant to Company restricted stock awards), (ii) 2,885,555, the number of shares of Company common stock subject to issuance pursuant to options to purchase shares of Company common stock, (iii) 788,241, the number of shares of Company common stock subject to outstanding purchase rights under the Spectranetics employee stock purchase plan, (iv) 617,527, the number of shares of Company common stock subject to issuance pursuant to Company restricted stock units and (v) 526,275, the number of shares of Company common stock subject to issuance pursuant to Company performance stock units (assuming settlement of outstanding Company performance stock units based on achievement of applicable performance goals at 150% of the target performance level for Company performance stock units granted in 2016 and the target performance level for Company performance stock units granted in 2017). The foregoing share figures have been provided by the issuer to the offerors and are as of June 27, 2017, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $217,519.95	Filing Party: HealthTech Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on July 12, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Spectranetics Corporation, a Delaware corporation (the “Company”), at a price per Share of $38.50 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 12, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, on August 9, 2017 (one minute after 11:59 P.M., New York City time, on August 8, 2017), the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 37,685,108 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 85.5% of the Shares outstanding as of the Expiration Date. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 2,700,773 additional Shares, representing approximately 6.1% of the outstanding Shares as of the Expiration Date.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Purchaser intend to complete the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent or Purchaser, and Shares held by the Company as treasury stock, which Shares will be canceled and ceased to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On August 9, 2017, Royal Philips issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(xxv) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(xxv)	Press release dated August 9, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2017

HEALTHTECH MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Senior Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Authorized Signatory